October 1, 2018

Patrick Dugan
Chief Financial Officer
Westinghouse Air Brake Technologies Corporation
1001 Air Brake Avenue
Wilmerding, PA 15148

       Re: Westinghouse Air Brake Technologies Corporation
           Registration Statement on Form S-4
           Filed September 20, 2018
           File No. 333-227444

Dear Mr. Dugan:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

General

1. Please revise the combined prospectus-information statement as necessary for consistency with the revised disclosure in the Westinghouse Air Brake Technologies Corporation
       PREM14A and any outstanding comments on that proxy statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
 Patrick Dugan
Westinghouse Air Brake Technologies Corporation
October 1, 2018
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact J. Nolan McWilliams at (202) 551-3217 or John Dana Brown at (202)
551-3859 with any questions you may have.



                                                             Sincerely,
FirstName LastNamePatrick Dugan
                                                    Division of Corporation
Finance
Comapany NameWestinghouse Air Brake Technologies Corporation
                                                    Office of Transportation
and Leisure
October 1, 2018 Page 2
cc:       Peter E. Devlin, Esq.
FirstName LastName